April 25, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Chenghe Acquisition Co.

Registration Statement on Form S-1
Filed April 21, 2022, as amended
File No. 333-264061

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and several underwriters, hereby joins in the request of Chenghe Acquisition Co. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern Time on April 27, 2022, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 250 copies of the Preliminary Prospectus dated April 21, 2022 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature page follows]

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ James Watts
Name: James Watts
Title: Executive Director

[Signature Page — Acceleration Request]